UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-36788
SEC FILE NUMBER

CUSIP NUMBER

(Check One):

☐ Form 10-K  ☐ Form 20-F  ☐  Form 11-K   ☒ Form 10-Q and Form 10-D  ☐ ] Form N-SAR  ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:     N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Exela Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

2701 E. Grauwyler Rd.

City, State and Zip Code:

Irving, TX 75061

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, the Company restated its financial statements for the years ended December 31, 2017 and 2018 and the interim periods through September 30, 2019, which were included in the Company’s Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) filed on June 9, 2020. Due to the delay in filing the Form 10-K as a result of the restatement, the Company was unable to dedicate its full resources to the preparation of its Form 10-Q for the quarter ended March 31, 2020 (the “Form 10-Q”) and, as a result, the Company is unable to timely file, without unreasonable effort or expense, the Form 10-Q. The Company intends to file the Form 10-Q within the five-day extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Shrikant Sortur	(248)	709-8133
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report (a) total revenue of approximately $365.6 million for the three months ended March 31, 2020, compared to $404.4 million for the three months ended March 31, 2019, representing an approximately 9.6% decrease and (b) net loss of approximately $11.6 million for the three months ended March 31, 2020, compared to net loss of $32.2 million for the three months ended March 31, 2019, representing an approximately 64% improvement.

Exela Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2020	By:	/s/ Shrikant Sortur
	Name:	Shrikant Sortur
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).